August 9, 2013

VIA CORRESPONDENCE

Mr. Brian Cascio, Accounting Branch Chief
Kristin Lochhead
Gary Todd
Division of Corporation Finance
Mailstop 3030
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                             Canadian Solar, Inc.

Form 20-F for the Year Ended December 31, 2012
File No. 001-33107

Dear Mr. Cascio, Ms. Lochhead and Mr. Todd:

This letter sets forth the responses of Canadian Solar, Inc. (the “Company”) to the comments contained in the letter dated August 8, 2013 from the staff of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the year ended December 31, 2012 (the “2012 Form 20-F”).

For ease of review, we have set forth below each of the numbered comments of the staff’s letter and the Company’s responses thereto.

Form 20-F for the Fiscal Year Ended December 31, 2012

Item 18. Financial Statements, page F-1

Note 2. Summary of Principal Accounting Policies, page F-10

(x) Warranty Cost, page F-20

1.                                      We refer to your response to prior comment 1. Please respond to the following comments regarding your accounting for the insurance receivable covering your warranty claims:

•                                          Please further explain the terms and provisions of the related insurance policies. In your response, please describe the specific terms of the coverage, the expected term (in years) of the arrangements, the nature of any termination provisions, renewal options, conditions and limitations on coverage. Also, clarify the extent to which the terms of the insurance policies parallel the terms of the underlying warranties.

The Company’s 25-year standard warranty programs are backed by three separate insurance policies with non-cancellable terms and a policy period that matches the coverage period.  The premium on these policies was fully paid on the commencement date of each year of the warranty program.  The policies are designed to support the Company’s standard warranty terms and any other warranty terms that are accepted by the insurance company underwriting the policies.  The insurance policies match the Company’s standard warranty terms closely with the exception of the Self Insured Retention (“SIR”), which is the amount of an insurance claim related to panels sold during a specific policy period that is the Company’s responsibility and that the Company bears before any indemnity is paid to the Company by the insurance company.  There is also co-participation of 10% of the loss amount above the SIR’s aggregate limit for the period.  The SIR and the co-participation are considered when the Company calculates its insurance receivables.  For the periods mentioned above, the aggregate insurance caps are higher than the estimated warranty obligation for the panels sold during each of the respective periods.

The warranty program utilizes the terms of the Company’s insurance policy as the terms by which warranty claims will be administrated and resolved.  The procedure is that the Company resolves claims directly with its customers with notice and input from the insurance companies on the warranty program, which would reimburse the Company per the terms and conditions of the insurance policy.  Only in the event of the Company’s insolvency would the insurance company or their appointed Third Party Claims Administrator (“TPA”) work directly with the owner of an insured panel.  To date, the insurance companies have paid all of the claims submitted to them in accordance with the policy.  Each year is a new policy year that would also be prepaid, so there is no renewal process. For the avoidance of doubt, each policy covers the warranty on the panels that are sold within that policy's 12 month period (subject to the negotiated cap), for the entire 25 year warranty associated with those panels.

•                                          Clarify what happens to the insurance coverage if you discontinue paying the annual premiums. Explain whether the annual premium is for new warranties issued during the period or for both new warranties and pre-existing warranties for prior years’ sales. Further, explain how it is that customers continue to have access to the insurance if you fail to perform.

The annual premiums for the Company’s insurance programs are pre-paid 100% at the commencement of each policy year, and no further payment of premium is required for panels expected to be sold during the policy’s coverage periods. Customers are issued a certificate which provides them with the details of the insurance policy.  Specifically, insured panels have a non-cancellable 25-year warranty supported by the underlying insurance policies. If the Company becomes insolvent, the Company’s insurance policy contains a “Third Party Rights” clause, which customers are aware of through the certificate that states:

“Bankruptcy

Your bankruptcy or insolvency or the bankruptcy or insolvency of any entity comprising you shall not relieve us of our obligations under this policy, and, in the event of your bankruptcy or insolvency, your customers shall have the same rights under this policy that you have.”

•                                          Tell us whether the terms of the insurance policies require any specific reliability or product quality standards or testing and describe how you assure that products sold with insurance coverage have complied with the requirements of the insurance.

The terms of the insurance policies require that the panels sold are reported to our insurance carriers on a monthly basis, which we have done routinely since the inception of the policies.  The terms also require the panels carry certifications such as FM and TUV, for which our panels are certified.  Specifics of our quality certifications can be found on pages 39 and 40 of our 2012 Form 20-F under the title “Quality Control and Certifications”.  Plant inspections are routine in the solar industry, and we continue to perform well in these inspections.  The Company has a comprehensive Quality Assurance

Program administered by a professionally trained team to monitor and ensure compliance to our high quality standards, a process which also ensures that we maintain the certifications noted above, as a requisite of our insurance policies.

•                                          Please describe how you determine the amount of the insurance receivable. Tell us the judgments and assumptions you consider in estimating the receivable.

As described in response to bullet point 1 of this comment, the terms of the Company’s insurance policies were explicitly designed to replicate the terms of the Company’s warranty policy.  Accordingly, once the recovery is determined to be probable (see discussion of factors considered below), the Company is able to calculate the amount formulaically.  The basic calculation of the warranty insurance receivable is based on the total warranty expense accrued during the policy period, less the SIR (if any is remaining) multiplied by 90% (the covered amount).  By definition, the recorded receivable will never exceed the warranty expense and liability incurred.  We reconsider the probability of collection each period based on any changes in experience in getting claims paid and any changes in the financial strength of the insurance companies (see further discussion below).  The limit that would be recorded as an insurance receivable would be the policy limits.  For the period under review the purchased insurance limits exceed the estimated warranty obligation associated with the panels sold in each period.

•                                          Describe the relationship between the provision for the warranty accrual and the accounting for the insurance asset for both the issuance of new warranties arising from current period sales and changes in estimates for existing warranties.

The calculation for the initial recording of the warranty insurance receivable is detailed in the response to the bullet above.  As noted previously, the warranty expense and the amount recoverable from insurance are independently evaluated.  However, should the warranty expense or reserve be changed in the future due to a change in circumstances or estimates, the warranty insurance receivable would also be adjusted in direct relation to the change in the liability, while considering the SIR and the 90% covered amount and limited to no more than the policy limit for the corresponding period.

In addition, to the extent uncertainties regarding the solvency of insurance carriers or the legal sufficiency of insurance claims (including if they became subject to litigation) were to arise, the Company would establish a provision for uncollectible amounts based on the specific facts and circumstances.

•                                          Please further clarify why the amount receivable under the insurance policies is considered “probable” under FASB ASC 410-30. For example, tell us specifically how you assessed the terms of the insurance policies, the history of claims and related insurance coverage. Please specifically address how you considered your short history of warranty and insurance claims in reaching your conclusion. Also, if the policies require annual renewal for existing warranties, tell us how that matter was considered in concluding that it is appropriate to record an asset that may be realized over a period that may extend 25 years.

As described above, the terms of the Company’s insurance policies are designed to match the terms of the Company’s warranty program.  The importance of the matching terms is critical (i) to provide a basis for determining the amount which will be collected once claims are processed based on the formula described in the above response to bullet point 4, and (ii) to provide the end customers with the appropriate assurance that the warranty will be honored over the 25-year period.  Consistent with the requirements of ASC 410-

30-35-8, an asset related to the recovery is only recorded when the realization of claims for recovery is deemed probable.  Accordingly, and in response to the Staff’s comment, the Company considered the following factors in determining whether an insurance receivable is probable and recoverability can be reasonably estimated:

•                  The Company acknowledges that to date there have been a relatively limited number of claims processed with respect to the total amount of estimated claims likely to be processed over the 25-year life of the warranty period.  However, the Company believes that while limited, the claims which have been successfully processed provide further evidence that (i) the replication of terms in the insurance policies was properly designed such that the amount of insurance receivable is appropriately calculated in the manner described above and (ii) the contractual arrangement entered into with the insurance company is being administered in accordance with the contractual terms and in the manner expected by the Company.  The successful processing of claims has provided evidence that the Company has effectively transferred the portion of the underlying risk of the warranty obligations, as calculated above, to the third party insurers and therefore we will have the legal right under the contract to recover the amount for each claim submitted.

•                  Having determined that the Company has effectively structured the warranty insurance in a manner that allows it to calculate the amount of warranty cost that it is entitled to recover from the insurance company, the Company then assesses whether or not the collectability of this receivable is reasonably assured.  In concluding that the collectability is reasonably assured, the Company reviews the credit worthiness of the insurance company (see below) and the actual collections received as of each reporting date.  Based on this analysis, which the Company repeats at each reporting date, the Company concludes that recovery is reasonably assured.

•                  Further, the Company notes that ASC 410-30-35-9 also indicates that if the claim is the subject of litigation, a rebuttable presumption exists that realization of the claim is not probable. With respect to specific claims submitted, written communications from the insurance company are monitored to ensure the claim has been promptly submitted to and accepted by the insurance company, and receivables are subsequently collected.  To date, no claim has been the subject of litigation; however, if at some point a claim were to become the subject of litigation, the Company would follow this guidance.

In summary, the Company has determined that (i) the insurance policies have been structured and are functioning in a way that permits it to calculate the amount of the recorded warranty obligation that it will be legally entitled to recover from the insurance companies and (ii) the collection of this asset is reasonably assured.  Accordingly, based on these determinations, the Company has concluded that the amount receivable under the insurance policies is appropriately considered “probable” under FASB ASC 410-30.

•                  Describe to us the specific factors related to the credit worthiness of the insurance entities you evaluated in concluding that the insurance entities are capable of performing over the lives of the warranties.

The main criterion used was the rating of the insurance companies by the independent rating agency A.M. Best. The insurance companies underwriting the Company’s insurance policies all carry A.M. Best Ratings of “A” for excellent and are at or above VIII for their surplus ratings.  We regard that as the best evidence of their credit worthiness:

•                  Companion Property Casualty Insurance Company (A.M. Best Rating: A VIII)— First Layer;

•                  International Insurance Company of Hannover Limited (A.M. Best Rating: A XV) — Second Layer; and

•                  RSUI Indemnity Company (A.M. Best Rating: A XII).

2.                                      As a related matter, in future filings please include all relevant disclosures required by SAB Topic 5Y related to the insurance recovery asset and related warranty liability. In addition, please also include detailed disclosure regarding the application of FASB ASC 410-30 and all significant judgments and assumptions inherent in the application of your accounting policy, including the substance of the matters addressed above in comment 1. Please include the enhanced disclosures within critical accounting policies and the footnotes to your financial statements, as appropriate.

In response to the Staff’s comment, in future filings, the Company will revise and expand its current disclosure to include all relevant disclosures required by SAB Topic 5Y and include a discussion regarding the application of FASB ASC 410-30.  For the Staff’s reference and consideration, the following is a draft of the type of disclosure the Company will include in the critical accounting section of its future filings, and to the extent applicable, the footnotes to our financial statements.

Draft Critical Accounting Policy:

The Company provides customers with a warranty against defects in materials and workmanship for ten years and we guarantee that for a period of 25 years our modules will maintain the following performance levels:

•                  during the first year, the actual power output of the module will be no less than 97% of the labeled power output;

•                  from year 2 to year 24, the actual annual power output decline of the module will be no more than 0.7%; and

•                  by the end of year 25, the actual power output of the module will be no less than 80% of the labeled power output.

In resolving claims under the workmanship warranty, we have the option of remedying through repair, refurbishment or replacement of equipment.  In resolving claims under the performance warranty, we have the right to repair or replace solar modules, at our option. We maintain warranty reserves to cover potential liabilities that could arise under these guarantees and warranties. Due to a limited number of warranty claims to date, we accrue the estimated costs of warranties based on an assessment of our competitors’ accrual history, industry-standard accelerated testing, estimates of failure rates from our quality review, and other assumptions that we believe to be reasonable under the circumstances. Actual warranty costs are accumulated and charged against the accrued warranty liability. To the extent that accrual for warranty costs differs from the estimates, we will prospectively revise our accrual rate. There was no prospective revision for each period presented. Based on the factors described above, we currently take a 1% warranty provision against our revenue for sales of solar modules (0.8% for solar system kits and solar power projects) and an expense for this liability is recorded as a component of cost of sales.

Beginning in April 2010, we began to enter into agreements with a group of insurance companies to back up our warranties. Under the terms of the insurance policies, which are designed to match the terms of our warranty policy, the insurance companies are obliged to reimburse us, subject to certain maximum claim limits and certain deductibles, for the actual product warranty costs that we incur under the terms of our warranty policy. We record the insurance premiums initially as prepaid expenses and amortize them over the respective policy period of one year. Each prepaid policy provides insurance against warranty costs for panels sold within that policy year.

As noted above, the warranty obligations the Company records relate to defects that existed when the product was sold to the customer.  The event which the Company is insured against through its insurance policies is the sale of products with these defects.  Accordingly, the Company views the insured losses attributable to the shipment of defective products covered under its warranty as analogous to potential claims, or claims that have been incurred as of the product ship date, but not yet reported. The Company expects to recover all or a portion of its obligation through insurance claims. Therefore, the Company’s accounting policy is to record an asset for the amount determined to be probable of recovery from the insurance claims (not to exceed the amount of the total losses incurred), consistent with the guidance set forth at ASC 410-30.

The Company considers the following factors in determining whether an insurance receivable that is probable and recoverability can be reasonably estimated:

•                  Reputation and credit rating of the insurance company;

•                  Comparison of the warranty policy against the terms of the insurance policies, to ensure valid warranty claims submitted by customers will be covered by the policy and therefore reimbursed by the insurance companies; and

•                  With respect to specific claims submitted, written communications from the insurance company are monitored to ensure the claim has been promptly submitted to and accepted by the insurance company, and reimbursements have been subsequently collected.  The successfully processed claims provides further evidence that the insurance policies are functioning as anticipated.

To the extent uncertainties regarding the solvency of insurance carriers or the legal sufficiency of insurance claims (including if they became subject to litigation) were to arise, the Company would establish a provision for uncollectible amounts based on the specific facts and circumstances.  To date, no provision had been determined to be necessary.  In addition, to the extent that accrual for warranty costs differs from the estimates and we prospectively revise our accrual rate, this change may result in a change to the amount expected to be recovered from insurance.

As the warranty obligation and related recovery asset do not meet the criteria for offsetting, the gross amounts are reported in our consolidated balance sheet.  The asset is expected to be realized over the life of the warranty obligation, which is 25 years and is treated as a non-current asset consistent with the underlying warranty obligation.

*                                         *                                         *

The company hereby acknowledges that:

•                  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2012 Form 20-F, please contact the undersigned at +86 512 6896 6208, or David Zhang, at Kirkland & Ellis, our U.S. counsel, at +852 3761 3318.

Very truly yours,

By:	/s/ Michael G. Potter
Michael G. Potter
Chief Financial Officer

cc:                                David Zhang, Esq. Kirkland & Ellis
Benjamin Su, Esq. Kirkland & Ellis